Date:   21 January, 2002
Number: 01/02

BHP BILLITON DETAILS ORGANISATIONAL ENHANCEMENTS

BHP Billiton today detailed a series of enhancements to its senior management organisation and the composition of the Group's Executive Committee.

The enhancements follow excellent progress in BHP Billiton's integration program and will establish a more streamlined and efficient management structure. They will also further balance the operational and functional representation on the Group Executive Committee.

In addition, the changes provide an appropriate structure to facilitate the transition from Paul Anderson's tenure as CEO and Managing Director, to that of Brian Gilbertson by the end of the 2002 calendar year.

Major features of the changes are the formation of an Office of the Chief Executive and the elimination of the role of President and CEO Minerals.

The purpose of the Office of the Chief Executive is to facilitate a seamless transition between Paul Anderson and Brian Gilbertson as CEO and Managing Director. Both will have common direct reports, with the exception of Steel, until Mr Anderson's departure later this year.

Mr Anderson's main focus will relate to the delivery of the 2002 financial year objectives; formulation of a strategic framework;
a smooth leadership transition and the effective delivery of major portfolio initiatives, including the planned public listing of BHP Steel.

Mr Gilbertson will focus on effective delivery of the portfolio of growth projects; improvements in the operational efficiency of the businesses and the identification and development of new areas of business activity.

The changes to the BHP Billiton Executive Committee will be effective immediately and include:

- Mike Salamon, currently President and CEO Minerals, will continue as the Senior Minerals Executive on the Executive Committee, with overall responsibility for Operational Excellence and project development within the Minerals organisation. In addition, Mr Salamon will act as President of Aluminium during a period of extended leave by Dave Munro (President, Aluminium). Chris Pointon (President of Stainless Steel Materials), will continue to report directly to Mr Salamon in his ongoing role as Chairman of the Stainless Steel Materials Customer Sector Group;

- The Presidents of Base Metals (Brad Mills), Carbon Steel Materials
(Bob Kirkby) and Energy Coal (Mike Oppenheimer) will join the Executive Committee as will the Vice President and Chief Marketing Officer
(Marius Kloppers) and the Vice President Group Human Resources (Ian Fraser);

- In anticipation of the planned public listing of BHP Steel, the President of Steel (Kirby Adams) will no longer be a member of the Executive Committee.

BHP Billiton CEO and Managing Director Paul Anderson paid tribute to Mike Salamon for the rapid integration of the minerals operations of the former BHP and Billiton organisations.

"Mike's work has laid the foundation for this next step, the enhancement of the Executive Committee structure, to deliver the Group's key business priorities over coming years," he said.

"The new Executive Committee will comprise those responsible for managing the entire portfolio. It will facilitate enhanced decision-making related to major project development, capital efficiency, financial performance and organisational effectiveness."

The structure will also allow regular detailed reviews of the Customer Sector Groups' (CSG) strategic and operational performance, and will enable a direct focus between the Executive Committee and the CSGs.

Corporate governance arrangements previously advised, including the responsibilities of the Investment Review Committee and defined capital deployment limits, will continue unchanged.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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